EXHIBIT 4.1

DESCRIPTION OF COMMON STOCK

The following summary description of the material features of the common stock, par value $1.00 per share (the “common stock”), of C&F Financial Corporation (“C&F”) does not purport to be complete and is in all respects subject to, and qualified in its entirety by reference to, the applicable provisions of Virginia law and by C&F’s Amended and Restated Articles of Incorporation, effective March 7, 1994 and further amended January 14, 2009 (the “Articles”) and C&F’s Amended and Restated Bylaws, as adopted February 23, 2016 (the “Bylaws”).  C&F’s Articles and Bylaws are included as exhibits to the Annual Report on Form 10-K of which this exhibit is a part.

General. Each share of C&F common stock has the same relative rights as, and is identical in all respects to, each other share of C&F common stock. C&F common stock is traded on the Nasdaq Global Select Market under the symbol “CFFI.” The transfer agent and registrar for C&F common stock is American Stock Transfer & Trust Company, LLC, of P.O. Box 391, 59 Maiden Lane, Plaza Level, New York, New York 10038.  All of the outstanding shares of common stock are, and any common stock issued and sold under the prospectus will be, fully paid and nonassessable.

Dividends and Liquidation Rights. Holders of C&F common stock are entitled to receive dividends as may be declared by C&F’s Board of Directors (the “Board”) out of funds legally available therefor. The payment of distributions by C&F is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to common shareholders is subject to any prior rights of outstanding preferred stock.

Consequently, upon liquidation, dissolution or winding up of C&F, holders of shares of C&F common stock may receive pro rata assets, in cash or kind, if any, available for distribution after the payment of creditors and satisfaction of the preferences of any class or series of preferred stock outstanding at the time of liquidation.

In addition, as a bank holding company, C&F’s ability to pay dividends is affected by the ability of C&F Bank, its Virginia-chartered banking subsidiary, to pay dividends to the holding company. The ability of C&F Bank, as well as C&F, to pay dividends in the future is, and could be further, influenced by bank regulatory requirements and capital guidelines.

Voting Rights. The holders of C&F common stock are entitled to one vote per share. A quorum at any meeting of C&F shareholders is a majority of the votes entitled to be cast, represented in person or by proxy. If a quorum exists, action on a matter is approved by a majority of the votes cast within the voting group, unless a greater vote is required by law or C&F’s Articles, except that in elections of directors those receiving the greatest number of votes shall be elected even though less than a majority. C&F shareholders are not entitled to cumulative voting rights in the election of C&F directors.

Directors and Classes of Directors.  C&F’s Board is divided into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms.  Currently, the C&F Board consists of 11 directors.  Under C&F’s Articles, the C&F Board must consist of a minimum of five and a maximum of 15 directors, and the C&F Board may increase the number of directors without shareholder approval.  Any director of C&F may be removed only for cause and with the affirmative vote of at least two-thirds of the outstanding shares of C&F common stock entitled to vote.

No Preemptive Rights; Redemption and Assessment. Holders of C&F common stock have no preemptive rights to subscribe for any additional securities of any class that C&F may issue, nor any conversion, redemption or sinking fund rights. The outstanding shares of C&F common stock are fully paid and nonassessable. The rights and privileges of holders of C&F common stock are subject to any preferences that the C&F Board may set for any series of C&F preferred stock that may be issued by C&F in the future.

Certain Anti-Takeover Provisions of C&F’s Articles and Bylaws

General. Certain provisions of the Virginia Stock Corporation Act (the “Virginia SCA”) and C&F’s Articles and Bylaws may discourage attempts to acquire control of C&F, respectively, that the majority of C&F’s shareholders may determine was in their best interests. These provisions also may render the removal of one or all directors more difficult or deter or delay corporate changes of control that the C&F Board did not approve.

Classified Board. The provisions of C&F's Articles providing for classification of the Board into three separate classes may have certain anti-takeover effects.

Authorized Preferred Stock. C&F's Articles authorize the issuance of preferred stock. The C&F Board may, subject to application of Virginia law and federal banking regulations, authorize the issuance of preferred stock at such times, for such purposes, and for such consideration as it may deem advisable without further shareholder approval. The issuance of preferred stock under certain circumstances may have the effect of discouraging an attempt by a third party to acquire control of C&F by, for example, authorizing the issuance of a series of preferred stock with rights and preferences designed to impede the proposed transaction.

Supermajority Voting Provisions. The Virginia SCA provides that, unless a corporation's articles of incorporation provide for a greater or lesser vote, certain significant corporate actions must be approved by the affirmative vote of more than two-thirds of all the votes entitled to be cast on the matter. Certain corporate actions requiring a more than two-thirds vote include:

• adoption of plans of merger or share exchange;

• sales of all or substantially all of a corporation's assets other than in the ordinary course of business; and

• adoption of plans of dissolution.

        The Virginia SCA provides that a corporation's articles may either increase the vote required to approve those actions or may decrease the vote required to not less than a majority of all the votes cast by each voting group entitled to vote at a meeting at which a quorum of the voting group exists.

        C&F’s Articles state that the actions outlined above must be approved by the vote of a majority of all the votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction at a meeting at which a quorum of the voting group is present, provided that the transaction has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the transaction is not so approved and recommended by two-thirds of the directors in office, then the transaction must be approved by the affirmative vote of 80% or more of all of the votes entitled to be cast on such transaction by each voting group entitled to vote.

Anti-takeover Statutes.  Virginia has two anti-takeover statutes in force, the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

        The Affiliated Transaction Statute of the Virginia SCA (Va. Code § 13.1-725 et seq.) contains provisions governing "affiliated transactions." These include various transactions such as mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions with an "interested shareholder." An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation's outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority (but not less than two) of the "disinterested directors" (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of the disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation's voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder's acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:

• the transaction is approved by the holders of two-thirds of the corporation's voting shares, other than shares beneficially owned by the interested shareholder;

• the affiliated transaction has been approved by a majority of the disinterested directors; or

• subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

        Under the Virginia SCA's Control Share Acquisitions Statute (Va. Code § 13.1-728.1 et seq.), voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:

• unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation; or

• among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation's articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person's acquisition thereof.

        If authorized in the corporation's articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for such shares if the voting rights are not approved or if the acquiring person does not file a "control share acquisition statement" with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation's outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for "fair value."

        A corporation may elect to opt out of the application of both the Affiliated Transactions Statute and the Control Share Acquisitions Statute by adopting a provision in its articles of incorporation or bylaws. Further, the Affiliated Transactions Statute does not apply to any corporation that has fewer than 300 shareholders of record (unless the reduction in the number of shareholders is the result of action by an interested shareholder).

      C&F has not elected to opt out of the Affiliated Transactions Statute or the Control Share Acquisitions Statute.

Amendments to C&F’s Articles and Bylaws.   The Virginia SCA generally requires that in order for an amendment to the articles of incorporation to be adopted it must be approved by each voting group entitled to vote on the proposed amendment by more than two-thirds of all the votes entitled to be cast by that voting group, unless the Virginia SCA otherwise requires a greater vote, or the articles of incorporation provide for a greater or lesser vote, or a vote by separate voting groups. However, under the Virginia SCA, no amendment to the articles of incorporation may be approved by a vote that is less than a majority of all the votes cast on the amendment by each voting group entitled to vote at a meeting at which a quorum of the voting group exists.

Under the Virginia SCA, unless another process is set forth in the articles of incorporation or bylaws, a majority of the directors or, if a quorum exists, a majority of the shareholders present and entitled to vote may adopt, amend or repeal the bylaws. C&F’s Articles state that an amendment to the Articles must be approved by the vote of a majority of all the votes entitled to be cast on the amendment by each voting group entitled to vote on the amendment at a meeting at which a quorum of the voting group is present, provided that the amendment has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the amendment is not so approved and recommended, then the amendment must be approved by the vote of 80% or more of all votes entitled to be cast on the amendment by each voting group entitled to vote thereon.

C&F's Bylaws may be amended or repealed by the C&F Board except to the extent that (i) such power is reserved exclusively to the shareholders by law or C&F's Articles or (ii) the shareholders in adopting or amending particular bylaws provide expressly that the C&F Board may not amend or repeal the same. C&F's Bylaws may be amended or repealed by the shareholders even though the same also may be amended or repealed by its Board.

Dissenters’ Appraisal Rights.  The Virginia SCA provides appraisal rights to shareholders of a Virginia corporation in certain circumstances, including upon consummation of a merger to which the corporation is a party if shareholder approval is required for the merger under the Virginia SCA. The Virginia SCA further provides that appraisal rights are not available to holders of shares of any class or series of shares of a Virginia corporation in a merger when the stock is either listed on a national securities exchange, such as the Nasdaq Global Select Market, or is held by at least 2,000 shareholders of record and has a public float of at least $20 million. Despite this exception, appraisal rights will be available to holders of common stock of a Virginia corporation in a merger if:

• the articles of incorporation provide for appraisal rights regardless of an available exception;

• in the case of a merger or share exchange, shareholders are required by the terms of the merger to accept anything for their shares other than cash, shares of the surviving or acquiring corporation, or shares of another corporation that are either listed on a national securities exchange or held by more than 2,000 shareholders of record having a public float of at least $20 million, or a combination of cash or such shares;

or

• the merger is an "affiliated transaction," as described in the section above entitled "—Anti-takeover Provisions," and it has not been approved by a majority of the disinterested directors.

C&F’s common stock is listed on the NASDAQ Global Select Market. Therefore, unless one of the exceptions outlined above applies to a given transaction, holders of C&F’s common stock are not entitled to dissenters’ appraisal rights.

Director and Officer Exculpation. The Virginia SCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (a) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director, or (b) the greater of (i) $100,000 or (ii) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the Virginia SCA or a corporation's articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

C&F’s Articles provide that, to the full extent that the Virginia SCA permits the limitation or elimination of liability of directors or officers, a director or officer of C&F is not liable to C&F or its shareholders for monetary damages.

Indemnification. C&F’s Articles provide that, to the full extent permitted by the Virginia SCA, C&F is required to indemnify a director or officer against liabilities, fines, penalties and claims imposed upon or asserted against him or her by reason of having been a director or officer and against all expenses reasonably incurred by him or her in connection therewith, except in relation to matters as to which he or she is liable by reason of his or her willful misconduct or knowing violation of criminal law. C&F’s Board is empowered, by a majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer, as set forth above.